SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                               ----------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                                 (Amendment No.)


                            Meadow Valley Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, par value $0.001
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    583185103
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Walter Schenker
                        c/o Titan Capital Management, LLC
                7 Century Drive, Suite 201, Parsippany, NJ 07054
                                 (973) 829-1334
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 August 18, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   583185103
           ---------------------

1. NAME OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Titan Capital Management, LLC

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a) [_]
                                                                 (b) [X]



3. SEC USE ONLY



4. SOURCE OF FUNDS

   AF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)                                                    [_]



6. CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7. SOLE VOTING POWER



8. SHARED VOTING POWER

     181,140

9. SOLE DISPOSITIVE POWER



10. SHARED DISPOSITIVE POWER

     181,140

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     181,140

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES



13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.03%

14. TYPE OF REPORTING PERSON

     OO

CUSIP No.   583185103
           ---------------------

1. NAME OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        TCMP3 Partners, L.P.

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a) [_]
                                                                 (b) [X]



3. SEC USE ONLY



4. SOURCE OF FUNDS

     WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)                                                    [_]



6. CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7. SOLE VOTING POWER

     0

8. SHARED VOTING POWER

     181,140

9. SOLE DISPOSITIVE POWER

     0

10. SHARED DISPOSITIVE POWER

     181,140

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     181,140

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES



13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.03%

14. TYPE OF REPORTING PERSON

     PN

CUSIP No.   583185103
           ---------------------

1. NAME OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Walter Schenker

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a) [_]
                                                                 (b) [X]



3. SEC USE ONLY



4. SOURCE OF FUNDS

     AF, WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)                                                    [_]



6. CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7. SOLE VOTING POWER

     0

8. SHARED VOTING POWER

     181,140

9. SOLE DISPOSITIVE POWER

     0

10. SHARED DISPOSITIVE POWER

     181,140

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     181,140

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES



13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.03%

14. TYPE OF REPORTING PERSON

     IN, HC

CUSIP No.   583185103
           ---------------------

1. NAME OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Steven Slawson

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a) [_]
                                                                 (b) [X]



3. SEC USE ONLY



4. SOURCE OF FUNDS

     AF, WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)                                                    [_]



6. CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7. SOLE VOTING POWER

     0

8. SHARED VOTING POWER

     181,140

9. SOLE DISPOSITIVE POWER

     0

10. SHARED DISPOSITIVE POWER

     181,140

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     181,140

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES



13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.03%

14. TYPE OF REPORTING PERSON

     IN, HC

CUSIP No.    583185103
            ---------------------

--------------------------------------------------------------------------------
Item 1.  Security and Issuer.

        The name of the issuer is Meadow Valley Corporation, a Nevada corporation (the "Issuer"). The address of the Issuer's offices is 4411 South 40th Street, Suite D-11, Phoenix, AZ 85040. This Schedule 13D relates to the Issuer's Common Stock, $0.001 par value (the "Shares").

--------------------------------------------------------------------------------
Item 2.  Identity and Background.

     (a-c, f) This Schedule 13D is being filed jointly by (i) Titan Capital Management, LLC, a Delaware limited liability company ("TCM"), (ii) TCMP3 Partners, L.P., a Delaware limited partnership ("TP"), (iii) Walter Schenker, a United States citizen and (iv) Steven Slawson, a United States citizen (collectively, the "Reporting Persons").

     The principal business address of the Reporting Persons is 7 Century Drive, Suite 201, Parsippany, NJ 07054.

     TCM is the investment manager of TP. Walter Schenker and Steven Slawson are the managing members of TCM, and are responsible for making investment decisions with respect to TCM and TP.

     (d) None of TCM, TP, Mr. Schenker nor Mr. Slawson has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of TCM, TP, Mr. Schenker nor Mr. Slawson has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.
--------------------------------------------------------------------------------
Item 3.  Source and Amount of Funds or Other Consideration.


        As of the date hereof, TCM may be deemed to beneficially own 181,140 Shares. The Shares are held by TP. The total cost for the Shares TCM may be deemed to beneficially own is $424,216.81.

        As of the date hereof, TP may be deemed to beneficially own 181,140 Shares. The Shares are held by TP in its own accounts. The total cost for the Shares TCM may be deemed to beneficially own is $424,216.81.

        As of the date hereof, Walter Schenker and Steven Slawson, through their positions as the managing members of TCM, may be deemed to beneficially own 181,140 Shares held by TP, over which TCM exercises investment discretion. The total cost for the Shares Mr. Schenker and Mr. Slawson may be deemed to beneficially own is $424,216.81.

        The funds for the purchase of the Shares beneficially owned by the Reporting Persons came from TP's funds, over which the Reporting Persons exercise investment discretion.

        No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

--------------------------------------------------------------------------------
Item 4.  Purpose of Transaction.

          (a-j) The Shares held by the Reporting Persons were acquired for, and are being held for, investment purposes. The acquisitions of the Shares were made in the ordinary course of the Reporting Persons' business or investment activities, as the case may be.

        The Reporting Persons intend to engage in discussions with management and the Board of Directors of the Issuer concerning the business, operations and future plans of the Issuer. The Reporting Persons intend to continue its attempts to influence the management of the Issuer to better operate its business and reduce its contract risk in construction services. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Common Stock, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, making proposals to the Board of Directors concerning the capitalization and operations of the Issuer and/or attempting to influence the Board of Directors to accelerate the liquidation of the Issuer's assets in order to realize the intrinsic value of the two business segments of the Issuer, Meadow Valley Contractors and Ready Mix, Inc.

        In an effort to protect their investment, as well as to maximize shareholder value, the Reporting Persons may acquire additional Shares, dispose of all or some of these Shares from time to time, or may continue to hold the Shares, depending on business and market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors.

        The Reporting Persons may also engage in and may plan for their engagement in:

        (1) the acquisition of additional Shares of the Issuer, or the disposition of Shares of the Issuer;

        (2) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer;

        (3) a sale or transfer of a material amount of assets of the Issuer;

        (4) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

        (5) any material change in the present capitalization or dividend policy of the Issuer;

        (6) any other material change in the Issuer's business or corporate structure;

        (7) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

        (8) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;

        (9) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; and/or

        (10) any action similar to those enumerated above.

        Any future decision of the Reporting Persons to take any such actions with respect to the Issuer or its securities will take into account various factors, including the prospects of the Issuer, general market and economic conditions and other factors deemed relevant.
--------------------------------------------------------------------------------
Item 5.  Interest in Securities of the Issuer.

TCM

          As of the date hereof, TCM may be deemed to be the beneficial owner of 181,140 Shares, constituting 5.03% of the Shares of the Issuer, based upon the 3,601,250 Shares outstanding as of June 30, 2004, according to the Issuer's most recent Form 10-Q.

          TCM has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 181,140 Shares to which this filing relates.

          TCM has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 181,140 Shares to which this filing relates.

TP

          As of the date hereof, TP may be deemed to be the beneficial owner of 181,140 Shares, constituting 5.03% of the Shares of the Issuer, based upon the 3,601,250 Shares outstanding as of June 30, 2004, according to the Issuer's most recent Form 10-Q.

          TP has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 181,140 Shares to which this filing relates.

          TP has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 181,140 Shares to which this filing relates.

Walter Schenker

          As of the date hereof, Walter Schenker may be deemed to be the beneficial owner of 181,140 Shares, constituting 5.03% of the Shares of the Issuer, based upon the 3,601,250 Shares outstanding as of June 30, 2004, according to the Issuer's most recent Form 10-Q.

          Walter Schenker has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 181,140 Shares to which this filing relates.

          Walter Schenker has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 181,140 Shares to which this filing relates.

Steven Slawson

          As of the date hereof, Steven Slawson may be deemed to be the beneficial owner of 181,140 Shares, constituting 5.03% of the Shares of the Issuer, based upon the 3,601,250 Shares outstanding as of June 30, 2004, according to the Issuer's most recent Form 10-Q.

          Steven Slawson has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 181,140 Shares to which this filing relates.

          Steven Slawson has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 181,140 Shares to which this filing relates.

-------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        Neither TCM, TP, Walter Schenker nor Steven Slawson has any contract, arrangement, understanding or relationship with any person with respect to the Shares.

--------------------------------------------------------------------------------
Item 7.  Material to be Filed as Exhibits.

        A. An agreement relating to the filing of a joint statement as required by Rule 13d-1(f) under the Securities Exchange Act of 1934 is filed herewith as Exhibit A.
--------------------------------------------------------------------------------

                                   SIGNATURE


     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


                                               August 27, 2004
                                     ----------------------------------------
                                                     (Date)


                               TITAN CAPITAL MANAGEMENT, LLC

                             By: /s/ Walter Schenker
                                 --------------------------
                                 Walter Schenker
                                 Managing Member


                               TCMP3 PARTNERS, L.P.

                             By: Titan Capital Management, LLC
                                 General Partner

                             By: /s/ Walter Schenker
                                 --------------------------
                                 Walter Schenker
                                 Managing Member

                               Walter Schenker

                                 /s/ Walter Schenker
                                 --------------------------
                                 Walter Schenker

                               Steven Slawson

                                 /s/ Steven Slawson
                                 --------------------------
                                 Steven Slawson


Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                                                       Exhibit A


                                    AGREEMENT

The undersigned agree that this Schedule 13D, dated August 18, 2004 relating to the Common Stock par value $0.001 of Meadow Valley Corporation shall be filed on behalf of the undersigned.


                               TITAN CAPITAL MANAGEMENT, LLC

                             By: /s/ Walter Schenker
                                 --------------------------
                                 Walter Schenker
                                 Managing Member


                               TCMP3 PARTNERS, L.P.

                             By: TITAN CAPITAL MANAGEMENT, LLC
                                 General Partner

                             By:  /s/ Walter Schenker
                                 --------------------------
                                 Walter Schenker
                                 Managing Member

                               Walter Schenker

                                 /s/ Walter Schenker
                                 --------------------------
                                 Walter Schenker

                               Steven Slawson

                                 /s/ Steven Slawson
                                 --------------------------
                                 Steven Slawson



August 27, 2004
--------------------
Date


02787.0001 #507671